March 7, 2003

The Dixie Group, Inc.
185 South Industrial Boulevard
Calhoun, Georgia 30701
<u>Attention</u>: Chairman

Ladies and Gentlemen:

Reference is made to that certain Loan and Security Agreement dated May 14, 2002, as amended by those certain letter agreements dated September 17, 2002 and January 21, 2003 (as at any time amended, the "Loan Agreement"), by and among The Dixie Group, Inc., a Tennessee corporation ("Borrower"); each of the subsidiaries of Borrower as guarantors ("Guarantors"); Fleet Capital Corporation, a Rhode Island corporation ("Agent"), in its capacity as collateral and administrative agent for the various financial institutions party thereto from time to time (the "Lenders"); Lenders; General Electric Capital Corporation, as Documentation Agent ("Documentation Agent"); and Congress Financial Corporation (Southern), as Co-Agent ("Co-Agent"). Capitalized terms used herein and not otherwise defined herein shall have the meaning ascribed to such terms in the Loan Agreement.

Borrower, Guarantors, Agent, Lenders, Documentation Agent and Co-Agent desire to amend the Loan Agreement as hereinafter set forth.

NOW, THEREFORE, for and in consideration of TEN DOLLARS ($10.00) in hand paid and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. **<u>Amendment to Loan Agreement</u>.** The Loan Agreement is hereby amended by deleting the definition of "Fabrica Payment Reserve" from Appendix A to the Loan Agreement and by substituting the following new definition in lieu thereof:

> <u>Fabrica Payment Reserve</u> - a reserve to be implemented 7 days prior to the date on which any portion of the Fabrica Payment is due in an amount equal to the portion of the Fabrica Payment due on such seventh day.

      2.   **Ratification and Reaffirmation.**   Borrower and each Guarantor hereby ratifies and reaffirms the Obligations, each of the Loan Documents and all of Borrower's and such Guarantor's covenants, duties, indebtedness and liabilities under the Loan Documents.

      3.   **Governing Law; Successors and Assigns.**   This letter agreement shall be governed by and construed in accordance with the internal laws of the State of Georgia. This letter agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

      4.   **No Novation.**   Except as otherwise expressly provided in this letter agreement, nothing herein shall be deemed to amend or modify any provision of the Loan Agreement or any of the other Loan Documents, each of which shall remain in full force and effect. This letter agreement is not intended to be, nor shall it be construed to create, a novation or accord and satisfaction, and the Loan Agreement as herein modified shall continue in full force and effect.

      5.   **Counterparts.**   This letter agreement may be executed in any number of counterparts and by different parties to this letter agreement on separate counterparts, each of which, when so executed, shall be deemed an original, but all such counterparts shall constitute one and the same agreement. Any signature delivered by a party by facsimile transmission shall be deemed to be an original signature hereto.

                      FLEET CAPITAL CORPORATION,
as Agent and a Lender

By: /s/ Elizabeth L. Waller
    Title: Senior Vice President

GENERAL ELECTRIC CAPITAL CORPORATION, as Documentation Agent and a Lender

By: /s/ C. Mark Smith
    Title: Duly Authorize Signatory

**CONGRESS FINANCIAL
CORPORATION (SOUTHERN),**
as Co-Agent and a Lender

By: /s/ Fred Ernst
    Title: Vice President

**TRANSAMERICA BUSINESS
CAPITAL CORPORATION**, as a Lender

By: /s/ Richard Perry
    Title: Executive Vice President

LASALLE BUSINESS CREDIT, LLC, as a Lender

By: /s/ Dennis C. Snyder
    Title: Senior Vice President

ACCEPTED AND AGREED TO:

THE DIXIE GROUP, INC.
("Borrower")

By: /s/ Gary A. Harmon
    Title: Vice President and Chief Financial Officer

FABRICA INTERNATIONAL
("Guarantor")

By: /s/ Gary A. Harmon
   Title: Vice President

BRETLIN, INC.
("Guarantor")
By: /s/ Gary A. Harmon
   Title: Vice President

CANDLEWICK YARNS, INC.
("Guarantor")

By: /s/ Gary A. Harmon
   Title: Vice President

CHROMA TECHNOLOGIES, INC.
("Guarantor")

By: /s/ Gary A. Harmon
   Title: Vice President

DIXIE GROUP LOGISTICS, INC.
("Guarantor")

By: /s/ Gary A. Harmon
   Title: Vice President